UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Eos Energy Enterprises, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29415C 101

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Blvd, Suite 800

Los Angeles, CA 90025

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 29415C 101

1	NAME OF REPORTING PERSONS B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,603,759 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,603,759 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,603,759 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%*
14.	TYPE OF REPORTING PERSON HC

*	Percent of class is calculated based on (i) 53,636,190 shares of common stock, par value $0.0001 (the “Common Stock”), of Eos Energy Enterprises, Inc. (the “Issuer”) outstanding as of August 6, 2021, as reported by the Issuer in its prospectus supplement filed with the U.S. Securities and Exchange Commission on August 12, 2021. (the “prospectus”) plus (ii) 350,000 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.
(1)	Includes 25,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP.
(2)	Includes 325,000 shares of Common Stock issuable upon exercise of the Warrants held by the Sponsor.

CUSIP No. 29415C 101

1	NAME OF REPORTING PERSONS B. Riley Principal Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,196,250 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,196,250 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,196,250 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%*
14.	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on (i) 53,636,190 shares of Common Stock of the Issuer outstanding as of August 6, 2021, as reported by the Issuer in its prospectus plus (ii) 350,000 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.
(1)	Includes 325,000 shares of Common Stock issuable upon exercise of the Warrants held by the Sponsor.

CUSIP No. 29415C 101

1	NAME OF REPORTING PERSONS B. Riley Principal Sponsor Co. II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,196,250 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,196,250 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,196,250 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%*
14.	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on (i) 53,636,190 shares of Common Stock of the Issuer outstanding as of August 6, 2021, as reported by the Issuer in its prospectus plus (ii) 350,000 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.
(1)	Includes 325,000 shares of Common Stock issuable upon exercise of the Warrants held by the Sponsor.

CUSIP No. 29415C 101

1	NAME OF REPORTING PERSONS B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 240,509(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 240,509(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 240,509(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14.	TYPE OF REPORTING PERSON IA

*	Percent of class is calculated based on (i) 53,636,190 shares of Common Stock of the Issuer outstanding as of August 6, 2021, as reported by the Issuer in its prospectus plus (ii) 350,000 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.
(1)	Includes 25,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP.

CUSIP No. 29415C 101

1	NAME OF REPORTING PERSONS BRC Partners Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 240,509 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 240,509 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 240,509 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14.	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on (i) 53,636,190 shares of Common Stock of the Issuer outstanding as of August 6, 2021, as reported by the Issuer in its prospectus plus (ii) 350,000 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.
(1)	Includes 25,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP.

CUSIP No. 29415C 101

1	NAME OF REPORTING PERSONS BRC Partners Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 240,509 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 240,509 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 240,509 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14.	TYPE OF REPORTING PERSON PN

*	Percent of class is calculated based on (i) 53,636,190 shares of Common Stock of the Issuer outstanding as of August 6, 2021, as reported by the Issuer in its prospectus plus (ii) 350,000 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.
(1)	Includes 25,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP.

CUSIP No. 29415C 101

1	NAME OF REPORTING PERSONS B. Riley Securities, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14.	TYPE OF REPORTING PERSON BD

*	Percent of class is calculated based on (i) 53,636,190 shares of Common Stock of the Issuer outstanding as of August 6, 2021, as reported by the Issuer in its prospectus plus (ii) 350,000 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.

CUSIP No. 29415C 101

1	NAME OF REPORTING PERSONS BRF Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,167,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,167,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,167,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%*
14.	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on (i) 53,636,190 shares of Common Stock of the Issuer outstanding as of August 6, 2021, as reported by the Issuer in its prospectus plus (ii) 350,000 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.

CUSIP No. 29415C 101

1	NAME OF REPORTING PERSONS Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 50,000
	8	SHARED VOTING POWER 6,603,759 (1)(2)
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER 6,603,759 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,653,759 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%*
14.	TYPE OF REPORTING PERSON IN

*	Percent of class is calculated based on (i) 53,636,190 shares of Common Stock of the Issuer outstanding as of August 6, 2021, as reported by the Issuer in its prospectus plus (ii) 350,000 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.
(1)	Includes 25,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP.
(2)	Includes 325,000 shares of Common Stock issuable upon exercise of the Warrants held by the Sponsor.

This Amendment No. 2 (the “Amendment No. 2”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on June 1, 2020, as amended by Amendment No. 1 filed on December 2, 2020 (collectively and as amended, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(1)	B. Riley Financial, Inc. (“BRF”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRF is serving as a holding company. Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers and directors of BRF. To the best of BRF’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement, or understanding required to be disclosed herein.

(2)	B. Riley Principal Investments, LLC (“BRPI”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPI is investing in securities.

(3)	B. Riley Principal Sponsor Co. II, LLC (the “Sponsor”) is a Delaware limited liability company owned and controlled by BRPI and B. Riley Financial, formed solely for the purpose of investing in securities of the Issuer.

(4)	B. Riley Capital Management, LLC (“BRCM”) is a New York limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRCM is acting as a registered investment advisor to various clients, including BRPLP.

(5)	BRC Partners Management GP, LLC (“BRPGP”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPGP is serving as a general partner of BRPLP.

(6)	BRC Partners Opportunity Fund, L.P. (“BRPLP”) is a Delaware limited partnership with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPLP is investing in securities.

(7)	B. Riley Securities, Inc. (“BRS”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRS is serving as a broker dealer.

(8)	BRF Investments, LLC (“BRFI”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRFI is investing in securities.

(9)	The address of the business office of Bryant R. Riley is 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. Bryant R. Riley, an individual, is the Co-Chief Executive Officer and Chairman of the Board of Directors of BRF.

During the last five years, none of the Reporting Persons nor any person listed on Schedule A have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

1.	As of the date hereof, (i) BRFI beneficially owned directly 2,167,000 shares of Common Stock, representing 4.0% of the Issuer’s Common Stock, (ii) the Sponsor beneficially owned directly 3,871,250 shares of Common Stock and 325,000 shares of Common Stock issuable upon the exercise of the Warrants, together representing 7.8% of the Issuer’s Common Stock, and (iii) BRPLP beneficially owned directly 215,509 shares of Common Stock and 25,000 shares of Common Stock issuable upon the exercise of the Warrants, together representing 0.4% of the Issuer’s Common Stock, altogether representing 12.2% of the Issuer’s Common Stock.

2.	BRPI is the sole member of the Sponsor and is a wholly-owned subsidiary of BRF. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRPI, and BRF and BRPI may be deemed to indirectly beneficially own the Shares held by the Sponsor.

3.	BRPGP is a subsidiary of BRCM, a registered investment advisor, and is the general partner of BRPLP. BRF is the parent company of BRCM. As a result, BRPGP, BRCM and BRF may be deemed to indirectly beneficially own the Shares held by BRPLP.

4.	BRF is the parent company of BRFI. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRFI.

5.	Bryant R. Riley may beneficially own 50,000 shares of Common Stock representing 0.1% of the Issuer’s Common Stock, of which (i) 20,000 shares are held jointly with his wife, Carleen Riley, (ii) 5,000 shares are held as sole custodian for the benefit of Abigail Riley, (iii) 5,000 shares are held as sole custodian for the benefit of Charlie Riley, (iv) 5,000 shares are held as sole custodian for the benefit of Eloise Riley, (v) 5,000 shares are held as sole custodian for the benefit of Susan Riley, and (vi) 10,000 shares are held as sole trustee of the Robert Antin Children Irrevocable Trust. Bryant R. Riley may also beneficially own 6,603,759 shares of Common Stock, representing 12.3% of the Issuer’s Common Stock, outstanding or issuable upon the exercise of the Warrants and held directly by BRFI, the Sponsor, or BRPLP in the manner specified in paragraph (1) above. Bryant R. Riley disclaims beneficial ownership of the shares held by BRFI, the Sponsor, and BRPLP, or the Robert Antin Children Irrevocable Trust in each case except to the extent of his pecuniary interest therein.

(c) Except for the transactions described in Item 4 and Schedule B of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving the common stock of the Issuer.

(d) None.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2021

B. RILEY FINANCIAL, INC.

/s/ Bryant Riley
Name: Bryant Riley
Title: Co-Chief Executive Officer

B. RILEY PRINCIPAL SPONSOR CO. II, LLC

/s/ Phillip Ahn
Name: Phillip Ahn
Title: Authorized Signatory

B. RILEY PRINCIPAL INVESTMENTS, LLC

/s/ Kenneth Young
Name: Kenneth Young
Title: Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Executive Officer

BRC PARTNERS MANAGEMENT GP, LLC

By:	B. Riley Capital Management, LLC, its sole member

/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Investment Officer

B. RILEY SECURITIES, INC.

/s/ Andrew Moore
Name: Andrew Moore
Title: Chief Executive Officer

BRF INVESTMENTS, LLC.

/s/ Phillip Ahn
Name: Phillip Ahn
Title: Authorized Signatory

/s/ Bryant R. Riley
Name: Bryant R. Riley

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley Chairman of the Board of Directors and Co-Chief Executive Officer	Chief Investment Officer of BRC Partners Opportunity Fund, LP; Chief Executive Officer of B. Riley Capital Management, LLC; and Chairman of the Board of Directors and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Thomas J. Kelleher Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of B. Riley Financial, Inc.; and President of B. Riley Capital Management, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Phillip J. Ahn Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Kenneth Young President	President of B. Riley Financial, Inc.; and Chief Executive Officer of B. Riley Principal Investments, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Alan N. Forman Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States
Howard E. Weitzman Senior Vice President and Chief Accounting Officer	Senior Vice President and Chief Accounting Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States

Daniel Shribman Chief Investment Officer	Chief Investment Officer of B. Riley Financial, Inc.; and President of B. Riley Principal Investments, LLC	299 Park Avenue, 21st Floor New York, NY 10171	United States
Robert L. Antin Director	Co-Founder of VCA, Inc., an owner and operator of Veterinary care centers and hospitals	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Robert D’Agostino Director	President of Q-mation, Inc., a supplier of software solutions	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Renée E. LaBran Director	Founding partner of Rustic Canyon Partners (RCP), a technology focused VC fund	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Randall E. Paulson Director	Special Advisor to Odyssey Investment Partners, LLC, a private equity investment firm	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Michael J. Sheldon Director	Chairman and Chief Executive Officer of Deutsch North America, a creative agency – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mimi Walters Director	U.S. Representative from California’s 45th Congressional District – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mikel Williams Director	Chief Executive Officer and Director of privately held Targus International, LLC, supplier of carrying cases and accessories	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

SCHEDULE B

Transactions within the Past 60 Days

Trade Date	Transaction	Amount of Securities	Price	Reporting Person
8/24/2021	Sale	94,598	$13.5253	B. Riley Securities, Inc.
8/25/2021	Sale	8,431	$13.5546	B. Riley Securities, Inc.
8/25/2021	Sale	23,521	$13.5546	BRC Partners Opportunity Fund, L.P.
8/26/2021	Sale	50,000	$13.8467	BRC Partners Opportunity Fund, L.P.
8/27/2021	Sale	100,000	$13.9081	BRC Partners Opportunity Fund, L.P.
8/30/2021	Sale	970	$14.0312	BRC Partners Opportunity Fund, L.P.